

February 12, 2014

Mr. David R. Brooks
Chairman and Chief Executive Officer
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, Texas 75069-3257

> **Re:** **Independent Bank Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 15, 2014**
> **File No. 333-193373**

Dear Mr. Brooks:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and consider the need to update the financial statements included in your registration statement accordingly. In addition, please also consider the need to provide an updated consent from your independent accountant in your next pre-effective amendment.

2. Please supplementally provide the staff with the Board Books prepared by each financial advisor.

3. Please confirm that Independent did not provide financial projections to BOH.

Cover page(s)

4. We note the various formulas that will impact the cash and stock consideration. In the first paragraph please provide a range of consideration values that shareholders may

receive for each BOH share they hold. In addition, please confirm to us that the Boards will resolicit outside this range.

5.   Please confirm that each cover page will not exceed one page and will be in a font no smaller than 10 pt.

6.   Due to the complexity of your pricing structure, please provide a cross reference to the more detailed explanation of the price in your prospectus.

7.   Please remove all references to adjustments to the consideration "as set forth in the reorganization agreement." Any impacts on the consideration should be described on the cover page, summarized in the summary, and detailed in the body of the prospectus.

8.   Please tell us whether and how you intend to provide investors with updated information with regard to the merger consideration.

Questions and Answers
What consideration will BOH Holdings' shareholders receive for each share…, page 3

9.   Please summarize all components of the consideration, including those that you currently refer to in the reorganization agreement.

What is BOH Holdings' current tangible book value?..., page 3

10.   Please update this section to reflect the tangible book value as of December 31, 2013 and make corresponding changes throughout the prospectus.

11.   Please include how tangible book value will be calculated and make corresponding changes throughout the prospectus.

12.   We note the disclosure includes an estimate of net income for the period of September 30, 2013 to March 31, 2014. Please update this section to reflect the period December 31, 2013 to March 31, 2014 and confirm you will update this section if March 31, 2014 net income information becomes available before you mail. Please make corresponding changes throughout the prospectus.

13.   We note your more detailed disclosure on page 81 specifically includes certain costs to be included in the net worth calculation. Because many of these costs can be estimated by BOH but will not be readily apparent to shareholders, please disclose estimates for each of these costs and disclose the impact such estimates in aggregate will have on BOH's net worth. We note that the latest net income number you have provided is not that far off the $70 million threshold. Please make corresponding changes through the prospectus.

14.   Please disclose whether Independent will resolicit if the BOH tangible book value falls below $65 million and it desires to effect the merger. If not, please include this fact in the summary, risk factors, and in the body of the prospectus. In addition, please include a discussion of the Board's fiduciary duties with regard to this decision and the factors the Board will consider when making this determination.

Selected Unaudited Pro Forma Combined Financial Information, page 34

15.   We note your unaudited pro forma combined financial statements included on pages 35 through 37 do not appear to be in compliance with Article 11 of Regulation S-X. In order to provide investors with the necessary information about the continuing impact of each of the transactions on the Company, please refer to Article 11 of Regulation S-X and revise your disclosures accordingly. Consider presenting, in separate columns, the historical results of each of the companies (i.e., Independent Bank Group, Collin Bank, Live Oak Financial Corp, and BOH), pro forma adjustments related to each of the individual acquisitions (i.e., Collin Bank, Live Oak Financial Corp, and BOH), and the pro forma results. All adjustments should be referenced to notes which clearly explain the assumptions involved.

16.   As a related matter, it appears you may have condensed various line items of the financial statements in your current pro forma presentation that should be shown separately. In preparing your revised unaudited pro forma combined financial statements, please refer to Rule 11-02(b)(3) of Regulation S-X, and revise your document accordingly.

17.   Please revise the notes to the unaudited pro forma combined financial statements to include the following for each individual acquisition:
- the calculation of the purchase price in a tabular format; and
- an allocation of the purchase price in a tabular format, detailing fair value adjustments to assets and liabilities and recognizing any intangible assets.

The Merger, page 77

18.   Please remove the qualification in the preamble to this section; this section must accurately describe all material terms of the merger.

Treatment of Shares of BOH Holdings Common Stock, page 77

19.   In the penultimate paragraph of this section on page 79, please disclose the per share consideration as of a recent date, giving effect to the variables you have tied into the consideration. You may present this as a range or a fixed price, with your assumptions clearly disclosed and a statement that the price will change if the assumptions are not accurate. Please provide us with your analysis as to why you believe the assumptions are reasonable.

Treatment of BOH Holdings Series D Preferred Stock, page 79

20.   Please disclose how many shares of Series D Preferred stock are currently outstanding as of a recent date; whether employees have the right to increase their payroll deductions between such recent date and the date the Board sets to apply their deductions; and, if no increases are allowed, a reasonable estimate of the number of outstanding Series D shares as of March 31st.

Treatment of the BOH Holdings Options, page 79

21.   Please disclose how many options are currently outstanding; if more options may be granted before the merger closes; and the impact of the exercise of these options on the cash or stock consideration to be received by shareholders.

Background to the Merger, page 82

22.   Please revise this section to include more detail with regard to the negotiation process. For example, what was the "preliminary verbal valuation" that Mr. Brooks presented to Mr. Stein on September 3, 2013 and upon what was this valuation based? In what ways was the Independent proposal superior to the proposal by Bank C? What revisions were discussed at the October 21, 2013 meeting with regard to the letter of intent? What caused Mr. Brooks to increase Independent's offer after the BOH Board had determined the proposal was superior? Describe the in-depth discussions that occurred on November 7, 2013 and discuss how the merger consideration changed from Independent's proposal of $170 million. Discuss the negotiation of the complex consideration formulas and the concerns they attempt to address.

Fairness Opinion of Independent's Financial Advisor, page 87

23.   Please disclose the financial projections BOH delivered to Independent's financial advisor.

Fairness Opinion of BOH Holdings' Financial Advisor, page 93

24.   Please disclose that Sandler O'Neill has consented to the inclusion of its opinion in the prospectus.

Sandler O'Neill's Compensation and Other Relationships with BOH…, page 103

25.   Please revise the last sentence of the first paragraph to disclose any compensation Sandler O'Neill has received from BOH over the last two years, not just compensation from investment banking services.

Financial Interests of Directors and Officers of BOH…, page 120

26.   With regard to each individual named in this section (and in the summary), please quantify the aggregate financial interest they have as a result of the merger transaction. Please include all payments, such as those discussed on page 267.

27.   With regard to change in control payments, please disclose these payments in the aggregate, as well as part of the individual calculations.

Material US Federal Income Tax Consequences of the Merger, page 122

28.   Please remove the last sentence on page 122 to clarify that this section constitutes the opinion of counsel, rather than referring shareholders to the exhibit.

US Federal Income Tax consequences of the Merger Generally, page 124

29.   Please clarify that it is the opinion of both counsels that the merger will be treated as a reorganization under Section 368(a). Currently, you refer to that statement as a discussion, rather than an opinion.

Beneficial Ownership of BOH Holdings…, page 270

30.   Please add a column to reflect the ownership of the BOH series D stock.

31.   We note that Mr. Viola is a Director of Independent. Please update this table to reflect his ownership in the total for officers and directors.

Appendix C

32.   Please have Sterne revise its fairness opinion to remove the term "solely" from the first sentence of the penultimate paragraph; they may limit their opinion as to scope but not person. Also, please amend the prospectus to state that Sterne Agee has consented to the inclusion of its opinion in the prospectus.

Exhibits

33.   Please include all material agreements as exhibits or, to the extent these agreements have already been filed, please include cross references in your exhibit index. For example, we note Mr. Stein's employment agreement is not referenced.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at (202)551-3396 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202)551-3464 or me at (202)551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Joseph A. Hoffman, Esq.
        Andrews Kurth LLP